SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                           AER Energy Resources, Inc.
                                 (Name of Issuer)

                           Common Stock, No Par Value
                          (Title of Class of Securities)

                                    000944108
                                  (Cusip Number)

                               J. Taylor Crandall
                                 201 Main Street
                            Fort Worth, Texas  76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,618,402 shares, which constitutes approximately 14.0% of the 25,798,257 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 24,850,263 shares outstanding.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 1,000,000 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,000,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,000,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 4.0%

14.  Type of Reporting Person: CO
------------
(1)  Power is exercised through its President and sole director, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 1,000,000 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,000,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,000,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 4.0%

14.  Type of Reporting Person: IN
------------
(1)  Solely in his capacity as President and sole director of Keystone, Inc.

1.   Name of Reporting Person:

     FW AER Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 1,584,158 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,584,158 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,419,158 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 9.4% (3)

14.  Type of Reporting Person: PN
------------
(1)  Power is exercised by its sole general partner, Group 31, Inc.
(2) Includes 835,000 shares of Common Stock that may be acquired upon the exercise of warrants.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 25,685,263 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Group 31, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 1,584,158 (1)(2)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,584,158 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,419,158 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 9.4% (4)

14.  Type of Reporting Person: CO
------------
(1)  Power is exercised by its President, J. Taylor Crandall.
(2)  Solely in its capacity as the sole general partner of FW AER Partners, L.P.
(3) Includes 835,000 shares of Common Stock that may be acquired upon the exercise of warrants.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 25,685,263 shares of the Stock outstanding.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 1,584,158 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,584,158 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,532,152 (1)(2)(3)(4)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 9.8% (5)

14.  Type of Reporting Person: IN
------------
(1) Solely in his capacity as the President of Group 31, Inc., general partner of FW AER Partners, L.P., with respect to 2,419,158 shares of the Stock.
(2) Includes 835,000 shares of Common Stock that may be acquired upon the exercise of warrants held by FW AER Partners, L.P.
(3) Solely in his capacity as the President of Group III 31, L.L.C., general partner of FW AER II, L.P., with respect to 112,194 shares of the Stock.
(4) Includes 112,994 shares of Common Stock that may be acquired upon the exercise of warrants held by FW AER II, L.P.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 25,798,257 shares of the Stock outstanding.

1.   Name of Reporting Person:

     FW AER II, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00 - Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     112,994 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.5% (2)

14.  Type of Reporting Person: PN
------------
(1) Represents shares of Common Stock that may be acquired upon the exercise of warrants.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,963,257 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Group III 31, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     112,994 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.5% (3)

14.  Type of Reporting Person: OO-Other

------------
(1)  Solely in its capacity as the sole general partner of FW AER II, L.P.
(2) Represents shares of Common Stock that may be acquired upon the exercise of warrants.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,963,257 shares of the Stock outstanding.

1.   Name of Reporting Person:

     David G. Brown

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 86,250 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 86,250 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     86,250 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%

14.  Type of Reporting Person: IN
------------
(1) Owned in joint tenancy with his wife, Maureen Brown, who shares voting and dispositive power over such shares.

1.   Name of Reporting Person:

     Maureen Brown

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 86,250 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 86,250 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     86,250 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%

14.  Type of Reporting Person: IN
------------
(1) Owned in joint tenancy with her husband, David G. Brown, who shares voting and dispositive power over such shares.

1.   Name of Reporting Person:

     Mark A. Wolfson

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.0%

14.  Type of Reporting Person: IN

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 30, 1996, (the "Schedule 13D"), relating to the Common Stock (the "Stock"), of AER Energy Resources, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

        No material change.

Item 2. Identity and Background.

           Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     FW AER II, L.P., a Delaware limited partnership ("FW II"), and Group III 31, L.L.C., a Delaware limited liability company ("Group III"), hereby join this filing because they may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by FW II or Group III or the other Reporting Persons that a group exists. As used hereinafter, the term "Reporting Persons" shall also include reference to FW II and Group III.

      For purposes of future filings, Wolfson shall no longer be a Reporting Person.

     Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

     FW II

     FW II is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of FW II, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Group III, the sole general partner of FW II, is set forth below.

     Group III

     Group III is a Delaware limited liability company, the principal business of which is serving as the general partner of various investment partnerships. The principal address of Group III, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group III is as follows:

                       RESIDENCE OR                PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS             OR EMPLOYMENT

J. Crandall            2775 Sand Hill Road           Vice President and
                       Suite 220                     Chief Operating Officer
                       Menlo Park, California        of Keystone and
                       94025                         Managing Director of
                                                     Oak Hill Capital
                                                     Management, Inc.

W. Robert Cotham       201 Main St., Ste. 2600       Vice President/
                       Fort Worth, TX 76102          Controller of BEPCO

Thomas R. Delatour,    201 Main Street, Ste. 3100    Vice President of
Jr.                    Fort Worth, Texas  76102      Group

Mark A. Wolfson        2775 Sand Hill Road           Managing Director of
                       Suite 220                     Oak Hill Capital
                       Menlo Park, California        Management, Inc.
                       94025

James N. Alexander     2460 Sand Hill Road           Managing Director of
                       Suite 300                     Oak Hill Capital
                       Menlo Park, California        Management, Inc.
                       94025

D. Brown               2460 Sand Hill Road           Managing Partner of
                       Suite 300                     Oak Hill Venture
                       Menlo Park, California        Partners, L.P.
                       94025

Gary W. Reese          201 Main St., Ste. 2600       Treasurer of BEPCO
                       Fort Worth, TX 76102

      Oak Hill Capital Management, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Oak Hill Capital Partners, L.P. ("Oak Hill"). Oak Hill is a Delaware limited partnership, formed to make control investments in operating companies through acquisitions, build-ups, recapitalizations, restructurings or significant minority stakes. The principal business address of Oak Hill Capital Management, Inc. is 65 E. 55th Street, New York, NY 10022.

     Oak Hill Venture Partners, L.P. is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Oak Hill Venture Partners is 2460 Sand Hill Road, Suite 300, Menlo Park, California 94025.

     (d) - (f)

     No material change.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON        SOURCE OF FUNDS        AMOUNT OF FUNDS

Keystone                Working Capital(1)     $2,361,924.65

R. Bass                 Not Applicable         Not Applicable

FW Partners             Other - Contributions  $10,000,000.00 (2)
                        from Partners

Group                   Not Applicable         Not Applicable

J. Crandall             Not Applicable         Not Applicable

FW II                   Other - Contributions  $1,000,000.00 (3)
                        from Partners
D. Brown/
M. Brown                Personal Funds (4)     $146,950.00

Wolfson                 Not Applicable         Not Applicable

        (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

        (2) This figure represents the total amount expended in purchasing the Stock and the Warrant.

        (3) This figure represents the total amount expended by FW II in purchasing the convertible promissory note and the warrant described in Item 6.

        (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  Purpose of Transaction.

        No material change.

Item 5.  Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

        Keystone

        The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000,000, which constitutes approximately 4.0% of the outstanding shares of the Stock.

        R. Bass

        Because of his position as the President and sole director of Keystone,
R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,000,000 shares of the Stock, which constitutes approximately 4.0% of the outstanding shares of the Stock.

        FW Partners

        The aggregate number of shares of the Stock that FW Partners owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,419,158, which constitutes approximately 9.4% of the 25,685,263 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        Group

        Because of its position as the sole general partner of FW Partners, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,419,158 shares of the Stock, which constitutes approximately 9.4% of the 25,685,263 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        J. Crandall

        Because of his position as the President of Group, which is the sole general partner of FW Partners, and because of his position as President of Group III, which is the sole general partner of FW II, J. Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,532,152 shares of the Stock, which constitutes approximately 9.8% of the 25,798,257 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        FW II

        The aggregate number of shares of the Stock that FW II owns beneficially, pursuant to Rule 13d-3 of the Act, is 112,994, which constitutes approximately 0.5% of the 24,963,257 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        Group III

        Because of its position as the sole general partner of FW II, Group III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 112,994 shares of the Stock, which constitutes approximately 0.5% of the 24,963,257 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        D. Brown

        The aggregate number of shares of the Stock that D. Brown owns beneficially as a joint tenant with M. Brown, pursuant to Rule 13d-3 of the Act, is 86,250, which constitutes approximately 0.3% of the outstanding shares of the Stock.

        M. Brown

        The aggregate number of shares of the Stock that M. Brown owns beneficially as a joint tenant with D. Brown, pursuant to Rule 13d-3 of the Act, is 86,250, which constitutes approximately 0.3% of the outstanding shares of the Stock.

        Wolfson

        Wolfson is not the beneficial owner of any shares of the Stock.

        (b)

        Keystone

        Acting through its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

        R. Bass

        As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,000,000 shares of the Stock.

        FW Partners

        Acting through its sole general partner, FW Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,584,158 shares of the Stock.

        Group

        Acting through its President, and in its capacity as the sole general partner of FW Partners, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,584,158 shares of the Stock.

        J. Crandall

        In his capacity as the President of Group, which is the sole general partner of FW Partners, J. Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,584,158 shares of the Stock.

        FW II

        FW II has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

        Group III

        In its capacity as the sole general partner of FW II, Group III has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

        D. Brown

        As joint tenant with M. Brown, D. Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 86,250 shares of the Stock.

        M. Brown

        As joint tenant with D. Brown, M. Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 86,250 shares of the Stock.

        Wolfson

        Wolfson has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

        (c) On April 3, 2000, FW II acquired from the Issuer a Convertible Promissory Note in the principal amount of $1,000,000 (the "Convertible Note") and a warrant to purchase 112,994 shares of the Stock (the "FW II Warrant"). The aggregate purchase price of the Convertible Note and the FW II Warrant was $1,000,000.

        Other than as set forth above, none of the Reporting Persons have purchased or sold any shares of the Stock in the previous 60 days.

        (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

        (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 is amended by adding at the end thereof the following:

      As described under Item 5(c) above, on April 3, 2000 FW II acquired from the Issuer the Convertible Note and the FW II Warrant. On November 6, 1997, FW Partners and the Issuer entered into a letter agreement (the "Letter Agreement") that amended the registration rights provisions of the Purchase Agreement pursuant to which FW Partners acquired shares of the Stock and warrants from the Issuer in May, 1996, as described in the Schedule 13D. The description of the Convertible Note, the FW II Warrant and the Letter Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Convertible Note, the FW II Warrant and the Letter Agreement, as applicable, the forms of which are attached hereto as Exhibits 99.4, 99.5, and 99.6, respectively.

     Convertible Note

      The Convertible Note provides for interest on the unpaid principal amount thereof at a rate equal to the prime rate announced from time to time by Bank of America, Atlanta, Georgia, plus 4%. Interest is payable quarterly in arrears and the principal is payable in full on March 30, 2002 (the "Maturity Date"). If on or prior to the Maturity Date the Issuer completes a public or private issuance of the Issuer's equity securities, FW II shall have the right to convert the outstanding principal amount of the Convertible Note, in whole or in part, into shares of the equity securities of the Issuer issued in such offering. The number of shares issuable upon any such conversion will be determined by dividing the outstanding principal amount of the Convertible Note submitted for conversion by the lowest price per share of the class or series of equity securities being issued, as described in Section 5.1 of the Convertible Note.

     FW II Warrant

     The FW II Warrant is exercisable at any time, in whole or in part, prior to March 30, 2005, into 112,994 shares of the Stock at a price of $1.77 per share, subject to adjustment as described therein.

     Letter Agreement

     The Letter Agreement amended the Purchase Agreement to provide Keystone, D. Brown, Wolfson and "affiliates" or "associates" thereof, as such terms are defined in the Securities Act of 1933, as amended, with certain demand and "piggyback" registration rights through May 20, 2001.

        Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

        Item 7 is hereby amended and restated in its entirety as follows:

        Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

        Exhibit 99.2 -- AER Energy Resources, Inc. Securities Purchase Agreement dated as of May 13, 1996 between the Issuer and FW Partners, L.P. previously filed.

        Exhibit 99.3 -- Warrant to purchase 835,000 shares of Common Stock dated as of May 20, 1996 and issued in the name of FW AER Partners, L.P., previously filed.

        Exhibit 99.4 -- Convertible Promissory Note in the amount of $1,000,000, dated April 3, 2000 between the Issuer and FW AER II, L.P., filed herewith.

        Exhibit 99.5 -- Warrant to purchase 112,994 shares of Common Stock dated as of April 3, 2000 between the Issuer and FW AER II, L.P., filed herewith.

        Exhibit 99.6 -- Letter Agreement Amending Stock Purchase Agreement between the Issuer and FW Partners, L.P. filed herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:  April 11, 2000


                                    KEYSTONE, INC.


                                    By: /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Vice President



                                    /s/ W. R. Cotham
                                    W. R. COTHAM
                                    Attorney-in-Fact for:

                                    ROBERT M. BASS (1)


                                    FW AER PARTNERS, L.P.

                                    By: Group 31, Inc.,
                                     General Partner



                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall,
                                        President


                                    GROUP 31, INC.


                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall,
                                     President



                                    /s/ J. Taylor Crandall
                                    J. TAYLOR CRANDALL


                                    FW AER II, L.P.

                                    By: Group III 31, L.L.C.,
                                     General Partner


                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall,
                                        President


                                    GROUP III 31, L.L.C.


                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall,
                                     President



                                    /s/ David G. Brown
                                    DAVID G. BROWN



                                    /s/ Maureen Brown
                                    MAUREEN BROWN


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.